Mail Stop 4561

April 20, 2007

Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

>   Re: **Trend Micro Incorporated**
>   **Forms 6-K filed on February 20, 2007 and February 23, 2007**
>   **File No. 333-10486**

Dear Mr. Negi:

We have reviewed your response letter dated March 5, 2007 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 6-K filed on February 20 and February 23, 2007

1.   The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer's previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108. As set forth in SAB 99, a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please tell us when each of the errors was identified and provide your annual SAB 99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on

both a quantitative and qualitative basis to the prior periods. In addition, provide your analysis in support of your determination that the errors were material when assessed with the approach required by SAB 108 and are appropriately included in the cumulative adjustment.

2.   Tell us what disclosures you intend to include in your Form 20-F for the fiscal year ending December 31, 2006 relating to your adoption of SAB 108 and any cumulative adjustments recorded.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at 202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief